October 1, 2013

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:   Gabriel Eckstein

Re:	DecisionPoint Systems, Inc.
Registration Statement on Form S-1
Filed September 23, 2013
File No. 333-191317

Ladies and Gentlemen:

On behalf of DecisionPoint Systems, Inc. (the "Company"), please accept this letter as the Company’s response to the verbal comment of the reviewing Staff of the Securities and Exchange Commission in connection with the above-referenced filing as provided to undersigned counsel to the Company on September 30, 2013

1.           Confirm the Company’s understanding that the Company may not rely on Rule 416 with respect to shares of common stock which may become issuable pursuant to the anti-dilution protection provisions of the warrants.

Response:

The Company confirms its understanding that it may not rely on Rule 416 with respect to shares of common stock which may become issuable pursuant to the anti-dilution protection provisions of the warrants.

Very Truly Yours,

/s/ Jeff Cahlon

61 Broadway    New York, New York  10006  212-930-9700  212-930-9725 Fax
www.srff.com